SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

EPSILON ENERGY LTD.
_____________________________________________________________________________
(NAME OF ISSUER)

Common Shares, no par value
_____________________________________________________________________________
(Title of Class of Securities)

294375209
_____________________________________________________________________________
(CUSIP NUMBER)

Paragon Associates and Paragon Associates II Joint Venture
500 Crescent Court, Suite 260
Dallas, Texas 75201
Tel. No.: (214) 871-3700
_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
2300 N. Field Street, Suite 1800
Dallas, Texas 75201
(214) 969-2800

September 9, 2020
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [  ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

1	NAME OF REPORTING PERSONS Paragon Associates and Paragon Associates II Joint Venture
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,283,245
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,283,245
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,283,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* OO
          *SEE INSTRUCTIONS BEFORE FILLING OUT

13D

1	NAME OF REPORTING PERSONS Paragon JV Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,283,245
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,283,245
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,283,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* OO
          *SEE INSTRUCTIONS BEFORE FILLING OUT

13D

1	NAME OF REPORTING PERSONS Bradbury Dyer III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,283,245
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,283,245
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,283,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* IN
          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

             This Schedule 13D (this “Schedule 13D”) is being filed on behalf of (i) Paragon Associates and Paragon Associates II Joint Venture, a joint venture (“Paragon JV”) formed by Paragon Associates, Ltd., a Texas limited partnership (“Paragon”), Paragon Associates II, Ltd. a Texas limited partnership (“Paragon II”), and Paragon Associates III, Ltd., a Texas limited partnership (“Paragon III”), (ii) Paragon JV Partners, LLC, a Texas limited liability company (“Paragon GP”), and (iii) Bradbury Dyer III (“Mr. Dyer,” and collectively with Paragon JV and Paragon GP, the “Reporting Persons”).  This Schedule 13D relates to shares of Common Shares, no par value (the “Common Shares”), of Epsilon Energy Ltd., an Alberta corporation (the “Issuer”).

               This Schedule 13D relates to Common Shares purchased by Mr. Dyer for the account of  Paragon JV on behalf of Paragon, Paragon II and Paragon III.  Paragon GP serves as the general partner of each of Paragon, Paragon II and Paragon III and the investment advisor of Paragon JV and may direct the vote and disposition of the 1,283,245 shares of Common Shares held by Paragon JV.  As the sole and managing member of Paragon GP, Mr. Dyer may direct Paragon GP to direct, and, as the authorized agent to Paragon JV, may direct, the vote and disposition of the 1,283,245 shares of Common Shares held by Paragon JV.

Item 1.	Security and Issuer

                 Securities acquired: Common Shares, no par value.

     Issuer: Epsilon Energy Ltd.
 16945 Northchase Drive, Suite 1610
 Houston, Texas 77060

Item 2.	Identity and Background

 (a)    This statement is filed by: (i) Paragon JV, (ii) Paragon GP and (iii) Mr. Dyer.

 (b)   The business address of the Reporting Persons is 500 Crescent Court, Suite 260, Dallas, Texas 75201.

 (c)   The principal business of Paragon JV is the joint management of the assets and activities of Paragon, Paragon II and Paragon III.  The principal business of Paragon, Paragon II and Paragon III is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.  The principal business of Paragon GP is acting as the general partner of each of Paragon, Paragon II and Paragon III and the investment advisor of Paragon JV.  The present principal occupations or employments of Mr. Dyer are management of his personal investments, serving as the sole and managing member of Paragon GP, and as the authorized agent for Paragon JV.

 (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

 (f) Paragon JV is a joint venture formed under the laws of the State of Texas.  Paragon GP is a limited liability company formed under the laws of the State of Texas.  Mr. Dyer is a United States citizen.

Item 3.	Source and Amount of Funds

               The net investment costs (including commissions, if any) of the shares of Common Shares purchased by the Reporting Persons is $3,926,729.70.  The source of these funds was the working capital of the Reporting Persons.

Item 4.	Purpose of the Transaction

     The purpose of the acquisition of the shares of Common Shares by the Reporting Persons is for investment, and the purchases of the shares of Common Shares by the Reporting Persons were made in the ordinary course of business and were not made for acquiring control of the Issuer.  Depending on price, availability, market conditions and other factors that may affect their judgment, the Reporting Persons may acquire additional shares or dispose of any or all of their shares.  The Reporting Persons do not currently intend to acquire the Issuer or to control the management and policies of the Issuer.  The Reporting Persons may have communications with the Issuer regarding the Issuer’s operations, strategic plans, corporate governance, board composition and/or shareholder value.

Item 5.	Interest in Securities of the Issuer

   (a)     As of September 17, 2020, Paragon JV, by virtue of carrying out the purposes of Paragon, Paragon II and Paragon III per the joint venture agreement of Paragon JV, a copy of which was filed as Exhibit 2 to the Schedule 13D filed by the Reporting Persons on November 2, 2010 and incorporated herein by reference, as subsequently amended by the First Amendment thereto, a copy of which was filed as Exhibit 3 to the Schedule 13D/A filed by the Reporting Persons on July 27, 2015 and incorporated herein by reference, beneficially owns 1,283,245 shares of Common Shares, which represents 5.4% of the Issuer’s outstanding shares of Common Shares.

The percentage of ownership of the Reporting Persons, as reported in this Schedule 13D was calculated by dividing (i) 1,283,245 shares of Common Shares owned by Paragon JV, by (ii) 23,796,637 shares of Common Shares outstanding as of August 7, 2020 based upon the Form 10-Q filed with the Securities and Exchange Commission on August 13, 2020.

Paragon GP does not have direct beneficial ownership of the 1,283,245 shares of the Issuer’s Common Shares; however, Paragon GP, as the general partner of each of Paragon, Paragon II and Paragon III, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

Mr. Dyer does not have direct beneficial ownership of the 1,283,245 shares of the Issuer’s Common Shares; however, Mr. Dyer, as sole and managing member of Paragon GP, and as agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

                (b)    Paragon JV has the power to vote and dispose of the 1,283,245 shares of Common Shares it holds; Paragon GP, as the general partner of each of Paragon, Paragon II and Paragon III, has the power to vote and dispose of the 1,283,245 shares of Common Shares held by Paragon JV; and Mr. Dyer, as the sole and managing member of Paragon GP and the authorized agent of Paragon JV, has the power to vote and dispose of the 1,283,245 shares of Common Shares held by Paragon JV.

                  (c)     Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

  (d)     Not Applicable.

     (e)     Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                   Not Applicable.

Item 7.	Material to be Filed as Exhibits

           Exhibit 99.1.  Joint filing agreement by and among the Reporting Persons.

       Exhibit 99.2.  Joint Operation and Accounting Procedures Agreement incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Persons on November 2, 2010, as subsequently amended by the First Amendment thereto incorporated by reference to Exhibit 3 to the Schedule 13D/A filed by the Reporting Persons on July 27, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2020	PARAGON ASSOCIATES AND PARAGON ASSOCIATES II JOINT VENTURE

By: /s/ Bradbury Dyer III
Name: Bradbury Dyer III
Title: Authorized Agent
PARAGON JV PARTNERS, LLC By: /s/ Bradbury Dyer III Name: Bradbury Dyer III Title: Sole and Managing Member BRADBURY DYER III

By: /s/ Bradbury Dyer III

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the securities of Epsilon Energy Ltd., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 17, 2020.

PARAGON ASSOCIATES AND PARAGON ASSOCIATES II JOINT VENTURE

By: /s/ Bradbury Dyer III
Name: Bradbury Dyer III
Title: Authorized Agent
PARAGON JV PARTNERS, LLC By: /s/ Bradbury Dyer III Name: Bradbury Dyer III Title: Sole and Managing Member BRADBURY DYER III

By: /s/ Bradbury Dyer III

Annex A

As of 4:00 PM ET on September 17, 2020.

Transaction		Buy /		Price per Share	Trade
Date	Security	(Sell)	Quantity	(US$)	Amount
----------	-------------------------	----	--------------	--------------	--------------
8/24/2020	Epsilon Energy EPSN	Buy	6,135	3.24	19,893.35
8/26/2020	Epsilon Energy EPSN	Buy	1,052	3.23	3,399.01
9/2/2020	Epsilon Energy EPSN	Buy	67,813	3.20	217,313.54
9/9/2020	Epsilon Energy EPSN	Buy	40,000	3.12	124,876.00
9/11/2020	Epsilon Energy EPSN	Buy	25,000	3.13	78,250.00
9/14/2020	Epsilon Energy EPSN	Buy	25,000	3.13	78,250.00
9/16/2020	Epsilon Energy EPSN	Buy	25,000	3.13	78,250.00